Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Advantage Announces Increased Capital Budget for 2008

     CALGARY, June 27 /CNW/ - Advantage Energy Income Fund ("Advantage" or the
"Fund") is pleased to announce that its Board of Directors has approved an increase to the 2008 capital budget of $55 million. The 2008 capital expenditure budget is now set at $200 million and is expected to be fully funded out of cash flow given the current commodity price environment. The increased capital spending will be primarily directed towards further drilling in our Montney natural gas resource play at Glacier in Northwest Alberta with the balance directed towards additional opportunities that have resulted from increased commodity prices.

     Additional Glacier Montney Natural Gas Resource Drilling

     During the first quarter of 2008, Advantage drilled 5 vertical delineation wells in the Glacier property which helped confirm geological formations, reservoir productivity and pool continuity. Additional activity will be pursued during the balance of 2008 to further define longer term development plans. The Glacier property is accessible through most of the year and rigs have been secured to drill the additional wells. Approximately $39 million will be spent on the next phase of development at Glacier where the
Fund plans to drill 5 gross horizontal wells, 5 gross vertical delineation wells and initiate infrastructure expansion.

     Significant Upside Potential

     Glacier possesses significant upside potential with our 83 section land block at an average 93% working interest. The property is positioned directly adjacent to the highly successful EnCana Swan pool where up to 8 wells per section are planned. We believe that the timing of commercial development in the Montney formation is ideal due to higher natural gas pricing and strong economics resulting from technological advancements in horizontal drilling and multiple-frac completions.

     Advisory

     The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

     %SEDAR: 00016522E          %CIK: 0001259995

     /For further information: Investor Relations, Toll free: 1-866-393-0393,
Advantage Energy Income Fund, 700, 400 - 3rd Avenue SW, Calgary, Alberta, T2P
4H2, Phone: (403) 718-8000, Fax: (403) 718-8300, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
     (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 15:29e 27-JUN-08